November 26, 2007

BY EDGAR

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
100 F Street, NE
Washington, D.C. 20549

RE: Progenics Pharmaceuticals, Inc.
       Form 10-K for the fiscal year ended December 31, 2006
       File No. 000-23143

Dear Mr. Rosenberg:

This letter sets forth the responses of Progenics Pharmaceuticals, Inc., a Delaware corporation (the “Company”), to the comments of the staff of the Securities and Exchange Commission (the “Staff”) set forth in the Staff’s letter of November 9, 2007 (the “Comment Letter”) to Paul J. Maddon, M.D., Ph.D., Founder and Chief Executive Officer of the Company, regarding the above-referenced annual report on Form 10-K (the “Annual Report”). For the convenience of the Staff, we have restated in this letter each of the comments in the Comment Letter and numbered each of the responses to correspond with the numbers of the comments in the Comment Letter. Capitalized terms used and not defined regarding the Annual Report have the meanings given in the Annual Report. All references to page numbers and captions correspond to the page numbers and captions in the Annual Report.

Form 10-K for Fiscal Year Ended December 31, 2006

Consolidated Financial Statements

9. License and Co-Development Agreement with Wyeth Pharmaceuticals, F-19

1.	Please provide the following regarding your accounting for the Collaboration Agreement with Wyeth Pharmaceuticals, which you have determined should be treated as a single unit of accounting.

Bullet 1 – Disclose the performance period and how you determined the period over which performance obligations for all deliverables within this single unit of accounting will be completed and the related non-refundable upfront license fees will be recognized as revenue. These deliverables appear to involve the manufacturing as well as the development of methylnaltrexone.

The Company acknowledges the Staff’s comment.

        Mr. Jim B. Rosenberg
        Senior Assistant Chief Accountant
        Securities and Exchange Commission

The Company advises the Staff that the performance period, under the Company’s Collaboration Agreement with Wyeth, was estimated to be through December 31, 2008.  This is the period in which the Company’s development obligations (which include only the development of the subcutaneous and intravenous forms of methylnaltrexone) are expected to be completed, as set forth in the development plan and budget approved by both the Company and Wyeth.

The Company also confirms its obligations associated with manufacturing were to transfer existing supply agreements with third parties for methylnaltrexone and sublicense the intellectual property rights to permit Wyeth to manufacture methylnaltrexone. The Company has no further manufacturing obligations under the Collaboration Agreement.

Therefore, the non-refundable upfront license payment is being recognized as revenue based upon the expected period of performance which is estimated to be through 2008.

Regarding the performance period and revenue recognition of the upfront payment, we disclosed on page F-20 of the Annual Report (paragraph 2) that Progenics is responsible for developing the subcutaneous and intravenous forms of methylnaltrexone in the United States until regulatory approval. In paragraph 7 on page F-20 we also disclosed that we recognize revenue for the upfront payment based on proportionate performance over the development period of the subcutaneous and intravenous forms of methylnaltrexone through regulatory approval in the U.S. We disclosed that we expected that period to extend through 2008. In footnote 2 “Summary of Significant Accounting Policies” of the Annual Report on page F-8 (paragraph 2) we disclosed that revenue related to upfront license payments is recognized by the Company7 in any period as the percent of actual effort expended in that period relative to total effort budgeted for all of its performance obligations under the arrangement. Full-time equivalents will typically be used as the measure of performance.

Regarding manufacturing obligations, we disclosed on page F-20 of the Annual Report (paragraph 2) that we have transferred to Wyeth all existing supply agreements for methylnaltrexone and will sublicense any intellectual property rights to permit Wyeth to manufacture methylnaltrexone during the development and commercialization phases of the Collaboration Agreement. The Company advises the Staff that sublicenses to all such intellectual property rights were granted to Wyeth at the inception of the Collaboration Agreement. Therefore, the Company has no further manufacturing obligations under the Collaboration Agreement.

Although, as noted above, the Company has disclosed, in the Annual Report, the information requested by the Staff, the Company will revise the following disclosures in order to clarify those points, and will first include such disclosures in Form 10-K for the year ended December 31, 2007:

        Mr. Jim B. Rosenberg
        Senior Assistant Chief Accountant
        Securities and Exchange Commission

Paragraph 7 of footnote 9 on page F-20 will be expanded to describe more fully that the performance period over which the upfront payment is recognized as revenue is based on a budget. The revised footnote will include the following disclosures:

“Within five business days of execution of the Collaboration Agreement, Wyeth made a nonrefundable, noncreditable upfront payment of $60 million, for which the Company deferred revenue at December 31, 2005. Subsequently, the Company is recognizing revenue related to the upfront license payment over the period during which the performance obligations, noted above, are being performed using the proportionate performance method. The Company expects that period to extend through 2008. The Company is recognizing revenue using the proportionate performance method since it can reasonably estimate the level of effort required to complete its performance obligations under the Collaboration Agreement with Wyeth and such performance obligations are provided on a best-efforts basis. Full-time equivalents are being used as the measure of performance. Under the proportionate performance method, revenue related to the upfront license payment is recognized in any period as the percent of actual effort expended in that period relative to expected total effort.   The total effort expected is based upon the most current budget and development plan which is approved by both the Company and Wyeth and includes all of the performance obligations under the arrangement. Significant judgment is required in determining the nature and assignment of tasks to be accomplished by each of the parties and the level of effort required for the Company to complete its performance obligations under the arrangement. The nature and assignment of tasks to be performed by each party involves the preparation, discussion and approval by the parties of a development plan and budget. Since the Company has no obligation to develop the subcutaneous and intravenous forms outside the U.S. or the oral product at all and has no significant commercialization obligations for any product, recognition of revenue for the upfront payment is not required during those periods, if they extend beyond the period of the Company’s development obligations. If Wyeth terminates the Collaboration Agreement in accordance with its terms, the Company will recognize any unamortized remainder of the upfront payment at the time of the termination.”

To clarify that the Company has no manufacturing obligations under the Collaboration Agreement with Wyeth, the Company will add the sentence “Progenics has no further manufacturing obligations under the Collaboration Agreement” after the third sentence in footnote 9 (paragraph 2) in the Annual Report, which will read as follows: “Progenics has transferred to Wyeth all existing supply agreements with third parties for methylnaltrexone and has sublicensed intellectual property rights to permit Wyeth to manufacture or have manufactured methylnaltrexone, during the development and commercialization phases of the Collaboration Agreement, in both bulk and finished form for all products worldwide.  Progenics has no further manufacturing obligations under the Collaboration Agreement.”

        Mr. Jim B. Rosenberg
        Senior Assistant Chief Accountant
        Securities and Exchange Commission

Bullet 2 – For each of the deliverables within this unit of accounting, disclose the amount of contractual cash flows. Also, you do not appear to have associated a cash flow stream with your participation in several committees defined within the Agreement. Disclose the nature and duration of your committee responsibilities and why you have not attributed revenue to this participation.

The Company acknowledges the Staff’s comment.

The Company advises the Staff that the contractual cash flows under the Wyeth Collaboration Agreement are the upfront payment, milestone payments, reimbursements from Wyeth of the Company’s costs for the development of the subcutaneous and intravenous forms of methylnaltrexone in the U.S. and royalties from the sales of methylnaltrexone if a product is commercialized.

The Company’s deliverables under the Wyeth Collaboration Agreement consist of its obligations to develop the subcutaneous and intravenous forms of methylnaltrexone through regulatory approval in the U.S.  We are accounting for these obligations during the development phase as a single unit of accounting.  In the Annual Report, we have associated the upfront, milestone and reimbursement payments from Wyeth to these deliverables. We disclosed on page F-21 (paragraph 2) of the Annual Report the amount of revenue recognized from the upfront payment ($18.8 million), the milestone payments ($5.0 million) and reimbursement payments ($34.6 million) received from Wyeth for the year ended December 31, 2006. We will continue to make such disclosures in future filings on Form 10-K or Form 10-Q.

The Company also advises the Staff that, after weighing the factors to be considered, the Company has assessed that its involvement on the Joint Steering Committee (“JSC”) and the Joint Development Committee (“JDC”) is one of the obligations to develop the subcutaneous and intravenous forms of methylnaltrexone through regulatory approval in the U.S.   As noted above, we are accounting for these obligations during the development phase as a single unit of accounting.

The Company also advises the Staff that, after weighing the factors to be considered, the Company has assessed that after its development obligations are complete in December 2008 its involvement on the JSC and JDC will become a right rather than an obligation.  We have not attributed revenue to this involvement after the development period. In making this assessment, the Company considered the negotiations around the establishment of the JSC and JDC, the nature and extent of the Company’s participation on the JSC and JDC, the consequences if the Company were to elect not to participate in the JSC and JDC, the needs of Wyeth for the Company’s participation on the JSC and JDC and Wyeth’s own capabilities to develop the products.

        Mr. Jim B. Rosenberg
        Senior Assistant Chief Accountant
        Securities and Exchange Commission

Wyeth is responsible for all commercialization efforts and makes all commercialization decisions for all products worldwide under the Collaboration Agreement.  Any involvement of Progenics in the Joint Commercialization Committee (“JCC”) is a right. The JCC was requested by the Company in order for it to receive information from Wyeth throughout the commercialization period.  The JCC has no decision making powers and the Company has no vote on the JCC.  We have concluded that participation on the JCC is not an obligation.  Therefore, the Company has not attributed any revenue to its involvement with the JCC.

The Company will revise the following disclosures and will first include such disclosures in Form 10-K for the year ended December 31, 2007:

We will expand our disclosure in “Significant Accounting Policies” (footnote 2) entitled “Revenue Recognition”, to emphasize when the Company will attribute revenue to its involvement on committees, as follows:

“If the Company is involved in a steering or other committee as part of a multiple element arrangement, the Company will assess whether its involvement constitutes a performance obligation or a right to participate. For those committees that are deemed obligations, the Company will evaluate its participation along with other obligations in the arrangement and will attribute revenue to its participation through the period of its committee responsibilities.”

The Company will also expand its disclosures in footnote 9 (paragraph 2) in order to clarify the nature and duration of its involvement on those committees, as follows:

“The Company has assessed the nature of its involvement with the JSC, the JDC and the JCC.  The Company’s involvement in the JSC and the JDC is one of several obligations to develop the subcutaneous and intravenous forms of methylnaltrexone through regulatory approval in the U.S.   The Company has combined the committee obligations with the other development obligations and are accounting for these obligations during the development phase as a single unit of accounting.”

“However, after the development period, the Company has assessed the nature of its involvement with the JSC, the JDC and the JCC to be a right, rather than an obligation.  The Company’s assessment is based upon the fact the Company negotiated to be on the JSC, JDC and JCC as an accommodation for its granting of the license for methylnaltrexone to Wyeth.  Further, Wyeth has been granted by the Company an exclusive license (even as to the Company) to the technology and know-how regarding methylnaltrexone and has been assigned the agreements for the manufacture of methylnaltrexone by third parties.  Following regulatory approval of the subcutaneous and intravenous forms of methylnaltrexone, Wyeth will continue to develop the oral form and to commercialize all forms, for which it is capable and responsible. During those periods, the activities of the JSC, JDC and JCC will be focused on Wyeth’s development and commercialization obligations.”

        Mr. Jim B. Rosenberg
        Senior Assistant Chief Accountant
        Securities and Exchange Commission

Bullet 3 – Demonstrate for us why recognition of the upfront payment under the proportionate performance method is appropriate when apparently you “cannot estimate the total remaining costs to be incurred and the timing to complete [y]our research and development programs” as disclosed on page 44.

The Company acknowledges the Staff’s comment.

For most of our development programs we do not have the ability to estimate the total remaining costs to be incurred and timing to complete our research and development programs.  However, due to the nature of our arrangement with Wyeth, including the detailed development plan and budget, which defines the totality of the Company’s obligations, and which includes a relatively short period of completion, we do have the ability to estimate the total costs to complete for that program.

We will expand the disclosure on page 44 of the Annual Report as follows and will first include such disclosures in Form 10-K for the year ended December 31, 2007:

“For various reasons, many of which are outside of our control, including the early stage of certain of our programs, the timing and results of our clinical trials and our dependence in certain instances on third parties, we cannot estimate the total remaining costs to be incurred and timing to complete our research and development programs. However, under our Collaboration Agreement with Wyeth, we are able to estimate those remaining costs for the subcutaneous and intravenous forms of methylnaltrexone based upon the development plan and budget approved by us and Wyeth, which defines the totality of the Company’s obligations.”

***
As requested by the Staff, the Company acknowledges that:

(i)	The Company is responsible for the adequacy and accuracy of the disclosure in the Annual Report;

(ii)	Staff comments or changes to disclosure in response to Staff comments in the Annual Report reviewed by the Staff do not foreclose the Commission from taking any action with respect to such filing; and

(iii)	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

***

        Mr. Jim B. Rosenberg
        Senior Assistant Chief Accountant
        Securities and Exchange Commission

If you have any questions regarding the foregoing, please contact me at (914) 789-2834 or Fred Pruslin at (914) 789-2829.

Very truly yours,
PROGENICS PHARMACEUTICALS, INC.

/s/ Robert A. McKinney

Robert A. McKinney
Senior Vice President, Finance and
Operations, Chief Financial Officer and Treasurer

cc: Securities and Exchange Commission
      Frank Wyman
      Mark Brunhofer